UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: November 9, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: November 9, 2012	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Immediate Release, November 9, 2012

United Steelworkers (USW) local 1976 and Canadian Pacific ratify five-year agreement

Calgary (AB) - Canadian Pacific (TSX:CP)(NYSE:CP) and the United Steel Workers (USW), Local 1976, representing approximately 800 clerical and intermodal workers, today announced that a five-year contract has been ratified with 87% of the membership voting in favour of the contract terms.

The new collective agreement begins in January 2013 and allows for wage increases of 3% in each of the next five years. It also reflects changes that help ensure the CP pension plan is sustainable for employees, current retirees, and CP.

“The members voted overwhelmingly in favour of the contract, especially given it provides good wage and benefit improvements,” said Steven Hadden, President of USW local 1976.

“CP is pleased with this positive outcome as it includes provisions for productivity and efficiency enhancements,” said Peter Edwards, CP Vice President of Human Resources and Industrial Relations.

The current contract was due to expire December 31, 2012.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Contacts:

CP Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

CP Investment Community

Janet Weiss

Tel: 403-319-3591

investor@cpr.ca

United Steelworkers

Nathalie Lapointe

Staff Representative

Tel: (514) 526-8280

nlapointe@metallos.ca